SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2007

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          X              Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                             No          X

News Release	November 15, 2007 at 7.00 GMT

Kanavaranta 1 00160 Helsinki, Finland

P.O. Box 309 FIN-00101 Helsinki, Finland

Tel +358 2046 131 Fax +358 2046 21471

www.storaenso.com

Stora Enso shares converted and North American stock options exercised

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that during the 1–31 October 2007 conversion period there were three conversions and a total of 324 175 A shares were converted into R shares. The shares were recorded in the Finnish trade register today, 15 November 2007, and trading in the new R shares will start on 16 November 2007.

Breakdown of shares after conversion:

A shares	177 490 235
R shares	612 048 264
Total	789 538 499

Stora Enso North America Option Programme

Following the acquisition of Consolidated Papers, Inc. the Board of Directors decided to convert the Consolidated Papers’ share option plans into Stora Enso share option plans. During October 2007 a total of 3 410 R shares were subscribed against North American stock options. These R shares were previously held by the Company.

After the subscription the Company holds:

A shares	—
R shares	931 258

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

www.storaenso.com

www.storaenso.com/investors

Stora Enso is an integrated paper, packaging and forest products company producing newsprint, magazine paper, fine paper, consumer board, industrial packaging and wood products. Stora Enso’s sales totalled EUR 14.6 billion in 2006. The Group has some 44 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.5 million tonnes of paper and board and 7.4 million cubic metres of sawn wood products, including 3.2 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj
Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 15, 2007	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President, Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel